

June 9, 2011

Mr. Jonathan C. Clark
Executive Vice President and Chief Financial Officer
SLM Corporation
300 Continental Drive
Newark, DE 19713

Re: **SLM Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2010
        Form 10-Q for Fiscal Quarter Ended March 31, 2011
        File No. 001-13251

Dear Mr. Clark,

        We have reviewed your response dated May 16, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 2 – Significant Accounting Policies, page F-10

Retained Interest in off-balance sheet securitized loans, page F-20

1.   We note your response to comment seven of our letter dated May 2, 2011. Given that you do not appear to have recorded any securitizations as sales during all periods presented and effective January 1, 2010 all previously off-balance sheet trusts have been consolidated, please reconsider your disclosures regarding servicing assets or liabilities in your future filings. In this regard, consider removing this disclosure or clearly indicating

that servicing assets and liabilities are not recorded with respect to on-balance sheet securitizations.

Contingency Revenue, page F-22

2.   We note your response to comment eight of our letter dated May 2, 2011 with respect to your revenue recognition policy related to default aversion services. Consistent with your response, please revise your disclosure in future filings to clearly indicate that revenues from these services are recognized net of *expected* (rather than actual) rebates.

Note 7 – Borrowings, page F-47

3.   We note your response to comment 14 of our letter dated March 2, 2011 with respect to your reset rate notes. Please respond to the following:

- Clarify whether the securitization transactions containing reset rate notes issued prior to January 1, 2007 were initially accounted for as sales or financing transactions;
- Tell us how you determined that DIG Issue D1 applied to the issuer (as opposed to the holder) of beneficial interests in securitized financial assets; and
- Provide us with your analysis that supports your conclusion that the interest rate reset feature would not require bifurcation under ASC 815-15-25-26 absent the scope exception applied.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Use of Forbearance as a Private Education Loan Collection Tool, page 63

4.   We note your presentation of the table tracking status of the loan by first time in forbearance compared to all loans entering repayment. The table appears to indicate that the loans granted forbearance have a lower percentage of loans that are current, paid in full or receiving an in-school grace or deferment, and a much higher percentage of loans that have defaulted, as compared to loans that never enter into forbearance. Please tell us in more detail how effective you feel the forbearance mechanism is, and whether you feel that the loans ultimately perform better with the forbearance mechanism than if it was not used as a collection tool. In this regard, we note your disclosure on page 64 that as you have obtained further experience about the effectiveness of forbearance, you have reduced the amount of time a loan will spend in forbearance, but it is unclear from your disclosures or the data regarding the usage of forbearance how effective the collection tool is at mitigating losses. As part of your response, please expand on how the default experience associated with loans which utilize forbearance is considered in your

allowance for loan losses. Additionally, please consider further disaggregating your data by traditional and non-traditional loans.

Private Education Loan Repayment Options, page 67

5.   We note your disclosure of the graduated repayment program on page 67. Please tell us and expand your disclosures in future filings to address the following:

  - Tell us when borrowers sign up for the graduated repayment program (e.g. at origination or at the time of repayment);
  - Tell us how you considered whether the loans in this interest-only program would be a separate class of receivables under ASU 2010-20;
  - Tell us the percentage of loans in this program that are traditional versus non-traditional; and
  - Tell us whether the default and delinquency statistics for the loans in the interest-only program are higher than the loans that are in the level principal and interest program once they convert to amortizing.

Liquidity and Capital Resources, page 68

Primary Sources of Liquidity and Available Capacity, page 68

6.   We note your response to comment two of our letter dated May 2, 2011 with respect to your disclosure of your available borrowings to the extent collateral exists. Based on your response and your disclosure in footnote (5) to the table on page 68, we understand the availability of funding under both the FFELP ABCP facility and the FHLB-DM facility is subject to the availability of collateral. While we acknowledge that funding under these facilities is available for the purchase or origination of qualifying collateral (i.e., FFELP loans), it is our understanding that your borrowing capacity under these facilities *for general corporate purposes* is limited to the amount of collateral currently available. For example, based on your disclosure in footnote (5) it would appear that of the $11.7 billion available under these facilities as of March 31, 2011, only $2.4 billion would be available for general corporate purposes (based on availability of collateral) while the remaining $9.3 billion would be available for the purchase or origination of FFELP loans. Accordingly, please revise your disclosure in future filings to better reflect the limitations of your available liquidity and distinguish between sources of primary liquidity for general corporate purposes and the liquidity sources that are limited to collateral accepted under the facilities.

7.   As a related matter, please tell us the assets making up the $24.1 billion of unencumbered assets as of March 31, 2011. Additionally, please clarify if this amounts consists of unencumbered FFELP loans discussed in the footnote to the table on the previous page, and if so, please make that point more clear since the disclosure refers to the assets "in

addition to the assets listed in the above table" and the unencumbered FFELP assets are discussed in a footnote to the table as support for the amount of borrowing capacity that is available under your existing facilities.

Financial Statements

Consolidated Statements of Cash Flows, page 5

8.   We note that "other investing activities, net" represents 39% and 60% of your cash provided by investing activities – continuing operations for the three months ended March 31, 2011 and 2010, respectively. Please tell us the nature of the items included within that line item during each period and disaggregate significant components contained in this line item in future filings.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant